FRANKLIN CALIFORNIA INSURED TAX-FREE INCOME FUND

September 21, 2016

Dear Shareholder:

The Board of Trustees of Franklin California Insured Tax-Free Income Fund, a series of Franklin California Tax-Free Trust, has sent you proxy material related to the Special Meeting of Shareholders scheduled to be held on October 4, 2016.

OUR RECORDS INDICATE THAT YOU HAVE NOT YET VOTED ON A CRITICAL MANAGEMENT PROPOSAL.

Detailed information about the Special Meeting and the proposal can be found in the proxy statement.  For your convenience, we have included a copy of the proxy card for your review. To view the proxy material electronically, please go to www.proxyonline.com/docs/FranklinTempletonProxy.

YOUR VOTE IS EXTREMELY IMPORTANT.  PLEASE CAST YOUR VOTE AS SOON AS POSSIBLE.

If you have any questions regarding the enclosed proxy card or need assistance voting, please contact AST Fund Solutions, LLC at the Shareholder Help Line:  1 (800) 499-8410.

please take a moment now to cast your vote so that your shares will be represented at the SPECIAL Meeting.

Voting is easy. Please take a moment now to cast your vote using one of the options listed below:

1.      Vote by Mail. Cast your vote by signing, dating and mailing the enclosed proxy card in the postage-prepaid return envelope provided.

2.      Vote via the Internet. Visit the website indicated on the enclosed proxy card.

3.      Vote by Phone.  Dial the toll-free number indicated on the enclosed proxy card.

4.      Vote by Phone with a live operator.  Dial toll-free 1 (800) 499-8410. Please have the proxy card available at the time of the call.

Thank you in advance for your participation.

R_11011-3.03